CUSIP No. 45104P104	Page 1 of 18 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No.   1  )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ICAGEN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45104P104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P104	Page 2 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	1,916,472 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	1,916,472 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,916,472 (a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.66% (b)
(12) Type Of Reporting Person PN

(a)

Alta BioPharma Partners , L.P. (“ABP”) has sole voting and dispositive control over 1,763,669 shares of common stock (“Common Stock”)  and warrants to purchase 152,803 shares of Common Stock of Icagen, Inc. (the “Issuer”), except that Alta BioPharma Management Partners, LLC (“ABMP”), the general partner of ABP, Guy Nohra (“Nohra”), Daniel Janney (“Janney”), Garrett Gruener (“Gruener”), Jean Deleage (“Deleage”), and Alix Marduel (“Marduel”), managing directors of ABMP, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABP is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 40,870,619 shares of Common Stock outstanding provided by the Issuer for the filing of this form.

CUSIP No. 45104P104	Page 3 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management, LLC.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,916,472 (c)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,916,472 (c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,916,472 (c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 4.66% (b)
(12) Type Of Reporting Person OO

(c)

ABMP shares voting and dispositive power over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock beneficially owned by ABP.

CUSIP No. 45104P104	Page 4 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons ICAgen Chase Partners (Alta Bio), LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	1,094,490 (d)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	1,094,490 (d)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,094,490 (d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 2.66% (b)
(12) Type Of Reporting Person OO

(d)

ICAgen Chase Partners (Alta Bio), LLC. (“ICAgen Chase”) has sole voting and dispositive control over 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock, except that Alta/Chase BioPharma Management Partners, LLC (“ACBMP”), the managing member of ICAgen Chase, Nohra, Janney, Gruener, Deleage, and Marduel, the managing member of ACBMP, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ICAgen Chase is set forth in Attachment A hereto.

CUSIP No. 45104P104	Page 5 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta/Chase BioPharma Management, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Please see Attachment A & Footnote 1
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	1,094,490 (e)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	1,094,490 (e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,094,490 (e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 2.66% (b)
(12) Type Of Reporting Person OO

(e)

ACBMP shares voting and dispositive power over the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase.

CUSIP No. 45104P104	Page 6 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	72,234 (f)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	72,234 (f)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 72,234 (f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.18% (b)
(12) Type Of Reporting Person OO

(f)

Alta Embarcadero BioPharma Partners, LLC (“AEBP”) has sole voting and dispositive control over 66,475 shares of Common Stock and warrants to purchase 5,759 shares of Common Stock of the Issuer, except that Gruener and Deleage, the members of AEBP, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 45104P104	Page 7 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
		(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	43,478

	(6) Shared Voting Power	3,083,196 (g)

	(7) Sole Dispositive Power	43,478
	(8) Shared Dispositive Power	3,083,196 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,126,674 (g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.60% (b)
(12) Type Of Reporting Person IN

(g)

Deleage shares voting and dispositive control over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock of the Issuer beneficially owned by ABP, the 66,475 shares of Common Stock and warrants to purchase 5,759 shares of Common Stock beneficially owned by AEBP, the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase, and sole voting and dispositive power over 43,478 shares of Common Stock .

CUSIP No. 45104P104	Page 8 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	3,083,196 (h)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	3,083,196 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,083,196 (h)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.50% (b)
(12) Type Of Reporting Person IN

(h)

Greuner shares voting and dispositive control over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock of the Issuer beneficially owned by ABP, the 66,475 shares of Common Stock and warrants to purchase 5,759 shares of Common Stock beneficially owned by AEBP, and the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase.

CUSIP No. 45104P104	Page 9 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	3,010,962 (i)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	3,010,962 (i)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,010,962 (i)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.32% (b)
(12) Type Of Reporting Person IN

(i)

Janney shares voting and dispositive control over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock of the Issuer beneficially owned by ABP, and the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase.

CUSIP No. 45104P104	Page 10 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Axil Marduel
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	3,010,962 (j)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	3,010,962 (j)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,010,962 (j)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.32% (b)
(12) Type Of Reporting Person IN

(j)

Marduel shares voting and dispositive control over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock of the Issuer beneficially owned by ABP, and the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase.

CUSIP No. 45104P104	Page 11 of 18 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	3,010,962 (k)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	3,010,962 (k)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 3,010,962 (k)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 7.32% (b)
(12) Type Of Reporting Person IN

(k)

Nohra shares voting and dispositive control over the 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock of the Issuer beneficially owned by ABP, and the 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock beneficially owned by ICAgen Chase.

CUSIP No. 45104P104	Page 12 of 18 Pages

Item 1.

(a)

Name of Issuer: Icagen, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

4222 Emperor Blvd., Suite 350

Durham, NC  27703

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners, L.P. (“ABP”)

Alta BioPharma Management, LLC (“ABPM”)

Alta/Chase BioPharma Management, LLC (“ACBPM”)

ICAgen Chase Partners (Alta Bio), LLC (“ICAgen Chase”)

Alta Embarcadero BioPharma Partners, LLC (“AEBP”)

Jean Deleage (“JD”)

Garrett Gruener (“GG”)

Daniel Janney (“DJ”)

Alix Marduel (“AM”)

Guy Nohra (“GN”)

 (b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:	ABP	Delaware
	ABPM	Delaware
	ACBPM	Delaware
	ICAgen Chase	Delaware
	AEBP	California

Individuals:	JD	United States
	GG	United States
	DJ	United States
	AM	United States
	GN	United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:   45104P104

CUSIP No. 45104P104	Page 13 of 18 Pages

Item 3.

Not applicable.

Item 4

Ownership.

Please see Attachment A

		ABP	ABPM	ACBPM	AEBP	ICAgen Chase
(a)	Beneficial Ownership	1,916,472	1,916,472	1,094,490	72,234	1,094,490
(b)	Percentage of Class	4.66%	4.66%	2.66%	0.18%	2.66%
(c)	Sole Voting Power	1,916,472	-0-	-0-	72,234	1,094,490
	Shared Voting Power	-0-	1,916,472	1,094,490	-0-	-0-
	Sole Dispositive Power	1,916,472	-0-	-0-	72,234	1,094,490
	Shared Dispositive Power	-0-	1,916,472	1,094,490	-0-	-0-

		JD	GG	DJ	AM	GN
(a)	Beneficial Ownership	3,126,674	3,083,196	3,010,962	3,010,962	3,010,962
(b)	Percentage of Class	7.64%	7.50%	7.32%	7.32%	7.32%
(c)	Sole Voting Power	43,478	-0-	-0-	-0-	-0-
	Shared Voting Power	3,083,196	3,083,196	3,010,962	3,010,962	3,010,962
	Sole Dispositive Power	43,478	-0-	-0-	-0-	-0-
	Shared Dispositive Power	3,083,196	3,083,196	3,010,962	3,010,962	3,010,962

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 45104P104	Page 14 of 18 Pages

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 45104P104	Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 8, 2008

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Alix Marduel

Alix Marduel, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Member

Alix Marduel, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Alix Marduel

Jean Deleage, Member

Alix Marduel, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 45104P104	Page 16 of 18 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 8, 2008

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Alix Marduel

Alix Marduel, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Member

Alix Marduel, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Alix Marduel

Jean Deleage, Member

Alix Marduel, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 45104P104	Page 17 of 18 Pages

Attachment A

Alta BioPharma Partners, L.P. beneficially owns 1,763,669 shares of Common Stock and warrants to purchase 152,803 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners, LLC beneficially owns 66,475 shares Common Stock and warrants to purchase 5,759 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

ICAgen Chase Partners (Alta Bio), LLC beneficially owns 1,007,225 shares of Common Stock and warrants to purchase 87,265 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management Partners, LLC is the general partner of Alta BioPharma Partners, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management Partners, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Alta/Chase BioPharma Management, LLC is the managing member of ICAgen Chase Partners (Alta Bio), LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta/Chase BioPharma Management, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Jean Deleage is a managing director of Alta BioPharma Management Partners, LLC, and a member of Alta Embarcadero BioPharma Partners, LLC. Mr. Deleage may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Deleage is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Guy Nohra is a managing director of Alta BioPharma Management Partners, LLC.  Mr. Nohra may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Nohra is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Garrett Gruener is a managing director of Alta BioPharma Management Partners, LLC, and a member of Alta Embarcadero BioPharma Partners, LLC. Mr. Gruener may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Gruener is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta BioPharma Management Partners, LLC.  Mr. Janney may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Janney is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

CUSIP No. 45104P104	Page 18 of 18 Pages

Dr. Alix Marduel is a managing director of Alta BioPharma Management Partners, LLC. Dr. Marduel may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.  Dr. Marduel is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.